EXHIBIT 12.1
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings:

Income before gain on sale of land, equity in income from joint ventures, minority interests and discontinued operations	$125,568	$97,503	$80,535	$68,188	$53,732
Fixed charges	72,658	61,376	49,092	44,203	41,678
Distributions from equity investments	2,262	1,239	874	855	811
Capitalized interest	(797)	(494)	(100)	(160)	(688)

Adjusted Earnings	$199,691	$159,624	$130,401	$113,086	$95,533

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$70,951	$60,505	$48,866	$43,749	$40,011
Interest income	910	377	126	294	979
Capitalized interest	797	494	100	160	688

Total Fixed Charges	$72,688	$61,376	$49,092	$44,203	$41,678

Ratio of Earnings to Fixed Charges	2.7x	2.6x	2.7x	2.6x	2.3x